UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Altair Nanotechnologies Inc.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
021373105

(CUSIP Number)
John E. Podgore
Dewey & LeBoeuf LLP
Suites 102 — 104, Level 1
The Gate Village Building 4
Dubai International Financial Centre
PO Box 506675, Dubai
971-4-425-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 6, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	021373105	Page	2	of	7

1	NAMES OF REPORTING PERSONS Al Yousuf LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Arab Emirates

	7	SOLE VOTING POWER

NUMBER OF		20,095,038

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,095,038

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,095,038

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 85,128,271 shares of common stock outstanding as of September 30, 2008, as reported by Altair Nanotechnologies Inc. in the Disclosure Letter, dated as of September 30, 2008, and an additional 8,000,000 shares of common stock acquired or to be acquired by Al Yousuf LLC from Altair Nanotechnologies Inc. pursuant to a Stock Purchase and Settlement Agreement, dated as of September 30, 2008.

CUSIP No.	021373105	Page	3	of	7

1	NAMES OF REPORTING PERSONS Iqbal Al Yousuf

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Arab Emirates

	7	SOLE VOTING POWER

NUMBER OF		20,095,038 (2)(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,095,038 (2)(3)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,095,038

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Working capital of Al Yousuf LLC.
(2) Shares are held directly by Al Yousuf LLC. Mr. Iqbal Al Yousuf is the President of Al Yousuf LLC.
(3) Based on 85,128,271 shares of common stock outstanding as of September 30, 2008, as reported by Altair Nanotechnologies Inc. in the Disclosure Letter, dated as of September 30, 2008, and an additional 8,000,000 shares of common stock acquired or to be acquired by Al Yousuf LLC from Altair Nanotechnologies Inc. pursuant to a Stock Purchase and Settlement Agreement, dated as of September 30, 2008.

CUSIP No.	021373105	Page 4 of 7
     This Amendment No. 1 (this “Statement”) amends the Schedule 13D previously filed by Al Yousuf LLC (the “Company”) and Mr. Iqbal Al Yousuf (“Mr. Iqbal Al Yousuf” and together with the Company, the “Reporting Persons”) with the Securities and Exchange Commission on December 17, 2007 (the “Original Statement”) with respect to the Common Stock, no par value (the “Common Stock”), of Altair Nanotechnologies Inc. (the “Issuer”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated to read in its entirety as follows:
     Under a Stock Purchase and Settlement Agreement (the “Stock Purchase and Settlement Agreement”), dated as of September 30, 2008, between the Company and the Issuer (collectively, the “Parties”), a copy of which is included as Exhibit 99.2 hereto and is incorporated herein by reference, the Company acquired an aggregate of 8,000,000 shares of the Issuer’s Common Stock. Pursuant to the Stock Purchase and Settlement Agreement, the Company acquired 5,882,353 shares of Common Stock in exchange for cash consideration of $10,000,000.10 and also acquired 2,117,647 shares of Common Stock as consideration received in exchange for the Reporting Persons’ grant of a release (the “Release”) of certain claims arising under the representations and warranties of the Purchase Agreement, dated November 29, 2007, between the Parties (the “2007 Purchase Agreement”). The Stock Purchase and Settlement Agreement was executed by the Parties on October 6, 2008, at which time the respective rights and obligations of the Parties became irrevocably fixed.
     Contemporaneous with the execution of the Stock Purchase and Settlement Agreement, the Parties executed an amendment (“Amendment No. 1 to the Registration Rights Agreement”) to the Registration Rights Agreement, dated November 29, 2007 and filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed on November 30, 2007 (the “Registration Rights Agreement”), pursuant to which the Issuer will extend application of the registration rights set forth in the Registration Rights Agreement to the shares of Common Stock issued pursuant to the Stock Purchase and Settlement Agreement.
     Pursuant to the Registration Rights Agreement, the Issuer is required to cause a registration statement registering the resale of the shares issued to the Company (“Registration Shares”) to become effective on the two-year anniversary of the 2007 Purchase Agreement to the extent the Registration Shares are not at such time eligible for resale without restriction under Rule 144 under the Securities Act of 1933, as amended. The Company also has the right to demand a one-time underwritten registration of the Registration Shares at any time during a six-year period beginning at the expiration of the initial two-year lockup period. Amendment No. 1 to the Registration Rights Agreement is included as Exhibit 99.3 hereto and is incorporated herein by reference.
     The source of funds for the purchase of the Issuer’s Common Stock was the general working capital of the Company.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated to read in its entirety as follows:
     The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes and to effectuate the Release. Pursuant to the Stock Purchase and Settlement Agreement, the Reporting Persons are entitled to certain designation rights pertaining to the Issuer’s board of directors. The following summary is qualified in its entirety by reference to the Stock Purchase and Settlement Agreement, which is incorporated herein by reference and is filed as Exhibit 99.2 hereto.

CUSIP No.	021373105	Page 5 of 7
     Designation and Observer Rights Under the Stock Purchase and Settlement Agreement.
     Pursuant to the terms of the Stock Purchase and Settlement Agreement, the Company will have certain board designation and observation rights during the period (the “Rights Period”) extending from September 30, 2008 until the earliest to occur of (i) the first date that the Common Stock acquired by the Company under the 2007 Purchase Agreement and the Stock Purchase and Settlement Agreement constitutes no more than 10 percent of the Issuer’s outstanding Common Stock, (ii) the first date after January 1, 2010 on which the market price of the Issuer’s Common Stock has exceeded $4.50 (adjusted for stock splits, consolidations and similar transactions) for 60 consecutive trading days, and (iii) the closing of the sale of substantially all of the assets of the Issuer, a merger involving the Issuer in which the shareholders of the Issuer prior to the transaction own less than 50% of the surviving entity or a similar change of control transaction. From September 30, 2008 until the end of the Rights Period, the Company may designate one member (who initially will be Mr. Iqbal Al Yousuf) to the Issuer’s board of directors. From the date of the Issuer’s next annual meeting of shareholders until the end of the Rights Period, the Company may designate a second member (the “Second Director”) to the Issuer’s board of directors. In addition, until the appointment of the Second Director, and prior to the expiration of the Rights Period, the Issuer must grant board observation rights to a single Company representative selected by the Company in addition to first designated director.
     Additional Disclosure.
     The Reporting Persons may from time to time acquire additional shares of the Issuer’s Common Stock or other securities of the Issuer in the open market or in privately negotiated transactions, subject to applicable restraints, availability at prices deemed favorable, the Issuer’s business or financial condition and other factors and conditions that the Reporting Persons deem appropriate. The Reporting Persons may also dispose of the Common Stock if and when appropriate, subject to applicable restraints. Based upon the Reporting Persons’ continuing evaluation of the Issuer’s financial condition, operations, and prospects, and of other business and investment opportunities, economic and market conditions, and contractual obligations, the Reporting Persons reserve the right to change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances existing at the time.
     Except as set forth above, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of the Original Statement.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated to read in its entirety as follows:
     (a) and (b): The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Statement and is incorporated herein by reference. Such information includes 20,095,038 shares of Common Stock and is based on 85,128,271 shares of Common Stock outstanding as of September 30, 2008, as reported by the Issuer in the Disclosure Letter, dated as of September 30, 2008.
     The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.
     (c) Other than the transactions described herein, the Company has not engaged in transactions in the Issuer’s Common Stock during the 60 days preceding this filing.

CUSIP No.	021373105	Page 6 of 7
     (d) The shares of Common Stock are held directly by the Company. Mr. Iqbal Al Yousuf is the President of the Company and may be deemed to have voting and investment control over the securities held by the Company.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated to read in its entirety as follows:
     The descriptions of the Stock Purchase and Settlement Agreement, the Registration Rights Agreement and Amendment No. 1 to the Registration Rights Agreement set forth in Items 3 and 4 of this Statement are incorporated by reference herein. In addition, such descriptions are qualified in their entirety by reference to the Stock Purchase and Settlement Agreement, which is incorporated herein by reference and is filed as Exhibit 99.2 hereto, the Registration Rights Agreement, which is incorporated herein by reference and is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed on November 30, 2007 and Amendment No. 1 to the Registration Rights Agreement, which is incorporated herein by reference and is filed as Exhibit 99.3 hereto.
     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Common Stock, including but not limited to, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Exhibit 99.2. Stock Purchase and Settlement Agreement, dated September 30, 2008, between Al Yousuf LLC and Altair Nanotechnologies Inc.
     Exhibit 99.3. Amendment No. 1 to Registration Rights Agreement, dated September 30, 2008, between Al Yousuf LLC and Altair Nanotechnologies Inc.

CUSIP No.	021373105	Page 7 of 7
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AL YOUSUF LLC (4)
Date: 10/08/08	By:	/s/ Iqbal Al Yousuf
	Name:	Iqbal Al Yousuf
	Title:	President

MR. IQBAL AL YOUSUF (4)
Date: 10/08/08	By:	/s/ Iqbal Al Yousuf, an Individual
Iqbal Al Yousuf, an Individual

(4)	This Statement is being filed jointly by the Company and Mr. Iqbal Al Yousuf pursuant to the joint filing agreement, dated December 16, 2007, included as Exhibit 99.1 to the Original Statement and incorporated herein by reference.